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Exhibit 99.1

Unaudited Attributed Financial Information for Tracking Stock Groups

        On May 9, 2006, we completed a restructuring and recapitalization pursuant to which we issued two new tracking stocks, one ("Liberty Interactive Stock") intended to reflect the separate performance of our businesses engaged in video and on-line commerce, the second ("Old Liberty Capital Stock") intended to reflect the separate performance of all of our assets and businesses not attributed to the Interactive Group. Each share of our existing Series A and Series B common stock was exchanged for .25 of a share of the same series of Liberty Interactive Stock and .05 of a share of the same series of Liberty Capital Stock.

        On March 3, 2008, we completed a reclassification of our Old Liberty Capital Stock, whereby each share of Old Liberty Capital Stock was reclassified into four shares of the same series of Liberty Entertainment Stock and one share of the same series of Liberty Capital Stock. Our Liberty Entertainment Stock was intended to reflect the separate performance of our Entertainment Group, which was comprised of certain of our businesses previously attributed to the Capital Group and which are engaged in video programming, direct-to-home satellite distribution and communications. Our Capital Group is comprised of our assets and businesses not attributed to either the Interactive Group or the Entertainment Group.

        On November 19, 2009, we completed the redemption of a portion of the outstanding shares of Liberty Entertainment Stock for all of the outstanding shares of a newly formed, wholly owned subsidiary, Liberty Entertainment, Inc. ("LEI") (the "Redemption"). The Redemption and the resulting separation of LEI from us pursuant to the Redemption are referred to herein as the LEI Split Off.

        In connection with the Redemption, we redeemed 90% of the outstanding shares of each series of Liberty Entertainment common stock for 100% of the outstanding shares of the same series of LEI, with cash in lieu of fractional shares. Immediately following the LEI Split-Off, LEI and The DIRECTV Group, Inc. completed the DTV Business Combination and each of LEI and DIRECTV have become wholly owned subsidiaries of a new public holding company named DIRECTV ("Holdings"). We have included the results of operations of LEI, along with the gain recognized on the DTV Business combination, in earnings from discontinued operations in our and the Starz Group's statement of operations.

        Subsequent to the LEI Split Off, the Liberty Entertainment group was renamed the Liberty Starz group.

        During the second quarter of 2010, Liberty announced that its board of directors had authorized its management to proceed with a plan to separate its Liberty Capital and Liberty Starz tracking stock groups from its Liberty Interactive tracking stock group.

        The proposed split-off will be effected by the redemption of all the outstanding shares of Liberty Capital tracking stock and Liberty Starz tracking stock in exchange for shares in a newly formed company ("Splitco"). Splitco will hold all the assets and be subject to all the liabilities currently attributed to the Liberty Capital and Liberty Starz tracking stock groups, other than approximately $264 million of cash, exchangeable debt in the principal amount of $1.1 billion and the stock into which such debt is exchangeable which were reattributed from Liberty Capital to Liberty Interactive in February of 2011. The common stock of Splitco will be divided into two tracking stock groups, one tracking assets that are currently attributed to the Liberty Capital group ("Splitco Capital") and the other tracking assets that are currently attributed to the Liberty Starz group ("Splitco Starz"). In the redemption, holders of Liberty Capital tracking stock will receive shares of Splitco Capital tracking stock and holders of Liberty Starz tracking stock will receive shares of Splitco Starz tracking stock. After the redemption, Splitco and Liberty will be separate public companies.

        The proposed split-off is intended to be tax-free to stockholders of Liberty and its completion will be subject to various conditions including the receipt of IRS private letter rulings, the opinions of tax counsel and required governmental approvals. The redemption that is necessary to effect the proposed split-off will require the affirmative vote of (i) a majority of the voting power of the outstanding shares of Liberty Capital tracking stock and (ii) a majority of the voting power of the outstanding shares of Liberty Starz tracking stock, in each case, present and voting at a meeting called to consider the redemption. On August 6, 2010, Liberty announced that it had filed suit in the Delaware Court of Chancery against the trustee under the indenture governing the public indebtedness issued by the Company's subsidiary, Liberty Media LLC. The lawsuit was filed in response to allegations made by a law firm purporting to represent a holder with a large position in this public indebtedness. The lawsuit seeks a declaratory judgment by the court that the proposed split-off will not constitute a disposition of "all or substantially all" of the assets of Liberty Media LLC, as those terms are used in the indenture, as well as related injunctive relief. Resolution of the subject matter of this lawsuit is a condition to Liberty completing the proposed split-off. Subject to the satisfaction of the conditions described above, Liberty intends to complete the proposed split-off in the first half of 2011.

        The following tables present our assets, liabilities, revenue, expenses and cash flows as of and for the years ended December 31, 2010, 2009 and 2008. The tables further present our assets, liabilities, revenue, expenses and cash flows that are attributed to the Interactive Group, the Starz Group and the Capital Group, respectively. The financial information should be read in conjunction with our audited financial statements for the years ended December 31, 2010, 2009 and 2008 included in this Annual Report on Form 10-K. The attributed financial information presented in the tables has been prepared assuming the restructuring and the reclassification had been completed as of January 1, 2008 and does not reflect the impacts of the TWX Reattribution described in note 2 to our consolidated financial statements included in this Annual Report on Form 10-K.

        Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to the Interactive Group, the Starz Group and the Capital Group, our tracking stock capital structure does not affect the ownership or the respective legal title to our assets or responsibility for our liabilities. We and our subsidiaries each continue to be responsible for our respective liabilities. Holders of Liberty Interactive Stock, Liberty Starz Stock and Liberty Capital Stock are holders of our common stock and continue to be subject to risks associated with an investment in our company and all of our businesses, assets and liabilities. The issuance of Liberty Interactive Stock, Liberty Starz Stock and Liberty Capital Stock does not affect the rights of our creditors.

 SUMMARY ATTRIBUTED FINANCIAL DATA

Interactive Group

	December 31,
	2010	2009	2008
	amounts in millions
Summary Balance Sheet Data:
Current assets	$3,128	3,379	3,282
Cost investments	$1	734	739
Equity investments	$949	895	901
Total assets	$16,294	17,343	17,487
Long-term debt, including current portion	$5,180	6,073	7,131
Deferred income tax liabilities, noncurrent	$2,582	1,939	1,999
Attributed net assets	$6,287	6,794	6,303

	Years ended December 31,
	2010	2009	2008
	amounts in millions
Summary Operations Data:
Revenue	$8,932	8,305	8,079
Cost of goods sold	(5,705)	(5,332)	(5,224)
Operating expenses	(799)	(752)	(748)
Selling, general and administrative expenses(1)	(749)	(614)	(584)
Depreciation and amortization	(571)	(566)	(561)
Impairment of long-lived assets	—	—	(56)

Operating income	1,108	1,041	906
Interest expense	(582)	(496)	(473)
Share of earnings (losses) of affiliates	114	(14)	(1,192)
Other than temporary declines in fair value of investments	—	—	(440)
Other income (expense), net	458	(80)	(39)
Income tax benefit (expense)	(179)	(154)	493

Net earnings (loss)	919	297	(745)
Less net earnings attributable to the noncontrolling interests	48	39	36

Net earnings (loss) attributable to Liberty Media Corporation stockholders	$871	258	(781)

(1)
Includes stock-based compensation of $67 million, $47 million and $32 million for the years ended December 31, 2010, 2009 and 2008, respectively.

 SUMMARY ATTRIBUTED FINANCIAL DATA

Starz Group

	December 31,
	2010	2009	2008
	amounts in millions
Summary Balance Sheet Data:
Current assets	$1,746	1,544	1,476
Assets of discontinued operations	$—	—	14,211
Total assets	$2,539	2,198	16,352
Long-term debt, including current portion	$105	48	52
Attributed net assets	$2,246	2,040	12,180

	Years ended December 31,
	2010	2009	2008
	amounts in millions
Summary Operations Data:
Revenue	$1,342	1,204	1,124
Operating expenses	(773)	(685)	(682)
Selling, general and administrative expenses(1)	(220)	(221)	(167)
Depreciation and amortization	(18)	(21)	(26)
Impairment of long-lived assets	(4)	(5)	(1,262)

Operating income (loss)	327	272	(1,013)
Interest expense	(2)	(2)	(22)
Share of losses of affiliates	—	(10)	(7)
Realized and unrealized gains (losses) on financial instruments	(2)	8	272
Other income, net	4	31	1
Income tax expense	(121)	(86)	(191)

Earnings (loss) from continuing operations	206	213	(960)
Earnings from discontinued operations	—	5,864	5,812

Net earnings attributable to Liberty Media Corporation stockholders	$206	6,077	4,852

(1)
Includes stock-based compensation of $52 million, $76 million and $15 million for the years ended December 31, 2010, 2009 and 2008, respectively.

 SUMMARY ATTRIBUTED FINANCIAL DATA

Capital Group

	December 31,
	2010	2009	2008
	amounts in millions
Summary Balance Sheet Data:
Current assets	$1,721	4,087	2,973
Cost investments	$4,483	3,355	2,118
Total assets	$8,189	9,373	8,361
Long-term debt, including current portion	$2,033	3,653	3,063
Deferred income tax liabilities, noncurrent	$—	730	1,166
Attributed net assets	$2,780	1,275	1,121

	Years ended December 31,
	2010	2009	2008
	amounts in millions
Summary Operations Data:
Revenue	$708	649	614
Operating expenses	(511)	(486)	(515)
Selling, general and administrative expenses(1)	(305)	(343)	(398)
Depreciation and amortization	(72)	(79)	(101)
Legal Settlement	48	—	—
Impairment of long-lived assets	—	(4)	(251)

Operating loss	(132)	(263)	(651)
Interest expense	(63)	(130)	(172)
Realized and unrealized gains (losses) on financial instruments, net	262	(42)	(292)
Gain on dispositions, net	38	215	16
Other income, net	28	91	75
Income tax benefit	679	256	440

Earnings (loss) from continuing operations	812	127	(584)
Earnings from discontinued operations, net of taxes	—	—	—

Net earnings (loss)	812	127	(584)
Less net earnings attributable to the noncontrolling interests	(3)	—	8

Net earnings (loss) attributable to Liberty Media Corporation stockholders	$815	127	(592)

(1)
Includes stock-based compensation of $31 million, $5 million and $2 million for the years ended December 31, 2010, 2009 and 2008, respectively.

BALANCE SHEET INFORMATION

December 31, 2010

(unaudited)

	Attributed (note 1)
	Interactive Group	Starz Group	Capital Group	Inter-group eliminations	Consolidated Liberty
	amounts in millions
Assets
Current assets:
Cash and cash equivalents	$1,089	878	1,212	—	3,179
Trade and other receivables, net	885	227	30	—	1,142
Inventory, net	1,069	—	—	—	1,069
Program rights	—	411	—	—	411
Current deferred tax assets	—	10	—	(10)	—
Short term marketable securities	—	175	334	—	509
Other current assets	85	45	145	(30)	245

Total current assets	3,128	1,746	1,721	(40)	6,555

Investments in available-for-sale securities and other cost investments (note 2)	1	67	4,483	—	4,551
Investments in affiliates, accounted for using the equity method (note 3)	949	—	91	—	1,040
Property and equipment, net	1,038	109	138	—	1,285
Goodwill	5,983	132	200	—	6,315
Trademarks	2,513	—	—	—	2,513
Other non-amortizable intangibles	—	—	153	—	153
Intangible assets subject to amortization, net	2,595	20	144	—	2,759
Deferred tax assets	—	—	382	(382)	—
Other assets, at cost, net of accumulated amortization	87	465	877	—	1,429

Total assets	$16,294	2,539	8,189	(422)	26,600

Liabilities and Equity
Current liabilities:
Accounts payable	$630	8	13	—	651
Accrued liabilities	752	185	58	—	995
Intergroup payable (receivable)	85	(93)	8	—	—
Financial instruments	42	3	1,219	—	1,264
Current portion of debt (note 4)	493	37	—	—	530
Deferred tax liabilities	152	—	722	(10)	864
Deferred revenue	107	16	224	—	347
Other current liabilities	82	12	24	(30)	88

Total current liabilities	2,343	168	2,268	(40)	4,739

Long-term debt (note 4)	4,687	68	2,033	—	6,788
Long-term financial instruments	86	—	8	—	94
Deferred tax liabilities (note 6)	2,582	11	—	(382)	2,211
Deferred revenue	14	—	846	—	860
Other liabilities	166	46	254	—	466

Total liabilities	9,878	293	5,409	(422)	15,158
Equity/Attributed net assets	6,287	2,246	2,780	—	11,313
Noncontrolling interests in equity of subsidiaries	129	—	—	—	129

Total liabilities and equity	$16,294	2,539	8,189	(422)	26,600

BALANCE SHEET INFORMATION

December 31, 2009

(unaudited)

	Attributed (note 1)
	Interactive Group	Starz Group	Capital Group	Inter-group eliminations	Consolidated Liberty
	amounts in millions
Assets
Current assets:
Cash and cash equivalents	$884	794	3,157	—	4,835
Trade and other receivables, net	1,250	191	77	—	1,518
Inventory, net	985	—	—	—	985
Program rights	—	469	—	—	469
Financial instruments	—	—	752	—	752
Current deferred tax assets	195	88	—	(283)	—
Short term marketable securities	—	—	35	—	35
Other current assets	65	2	66	—	133

Total current assets	3,379	1,544	4,087	(283)	8,727

Investments in available-for-sale securities and other cost investments (note 2)	734	31	3,355	—	4,120
Investments in affiliates, accounted for using the equity method (note 3)	895	—	135	—	1,030
Property and equipment, net	1,030	109	166	—	1,305
Goodwill	5,891	133	201	—	6,225
Trademarks	2,492	2	14	—	2,508
Other non-amortizable intangibles	—	—	153	—	153
Intangible assets subject to amortization, net	2,840	2	185	—	3,027
Other assets, at cost, net of accumulated amortization	82	377	1,077	—	1,536

Total assets	$17,343	2,198	9,373	(283)	28,631

Liabilities and Equity
Current liabilities:
Accounts payable	$578	7	13	—	598
Accrued liabilities	768	116	153	—	1,037
Intergroup payable (receivable)	116	(80)	(36)	—	—
Intergroup notes (note 1)	316	(158)	(158)	—	—
Financial instruments	143	—	859	—	1,002
Current portion of debt (note 4)	663	4	1,265	—	1,932
Deferred tax liabilities	—	—	1,530	(283)	1,247
Deferred revenue	100	2	35	—	137
Other current liabilities	59	163	1	—	223

Total current liabilities	2,743	54	3,662	(283)	6,176

Long-term debt (note 4)	5,410	44	2,388	—	7,842
Long-term financial instruments	130	—	2	—	132
Deferred tax liabilities (note 6)	1,939	6	730	—	2,675
Deferred revenue	5	2	1,033	—	1,040
Other liabilities	193	52	283	—	528

Total liabilities	10,420	158	8,098	(283)	18,393
Equity/Attributed net assets	6,794	2,040	1,275	—	10,109
Noncontrolling interests in equity of subsidiaries	129	—	—	—	129

Total liabilities and equity	$17,343	2,198	9,373	(283)	28,631

STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS) INFORMATION

Year ended December 31, 2010

(unaudited)

	Attributed (note 1)
	Interactive Group	Starz Group	Capital Group	Consolidated Liberty
	amounts in millions
Revenue:
Net retail sales	$8,932	—	—	8,932
Communications and programming services	—	1,342	708	2,050

	8,932	1,342	708	10,982

Operating costs and expenses:
Cost of sales	5,705	—	—	5,705
Operating	799	773	511	2,083
Selling, general and administrative, including stock-based compensation (notes 1 and 5)	749	220	305	1,274
Depreciation and amortization	571	18	72	661
Legal settlement	—	—	(48)	(48)
Impairment of long-lived assets	—	4	—	4

	7,824	1,015	840	9,679

Operating income (loss)	1,108	327	(132)	1,303
Other income (expense):
Interest expense	(582)	(2)	(63)	(647)
Dividend and interest income	4	2	86	92
Intergroup interest income (expense)	(3)	2	1	—
Share of earnings (losses) of affiliates, net	114	—	(64)	50
Realized and unrealized gains (losses) on financial instruments, net	(28)	(2)	262	232
Gains (losses) on dispositions, net	533	(2)	38	569
Loss on early extinguishment of debt	(39)	—	—	(39)
Other, net	(9)	2	5	(2)

	(10)	—	265	255

Earnings before income taxes	1,098	327	133	1,558
Income tax benefit (expense) (note 6)	(179)	(121)	679	379

Net earnings from continuing operations	919	206	812	1,937
Earnings from discontinued operations, net of taxes	—	—	—	—

Net earnings	919	206	812	1,937
Less net earnings (loss) attributable to the noncontrolling interests	48	—	(3)	45

Net earnings attributable to Liberty Media Corporation stockholders	$871	206	815	1,892

Net earnings	$919	206	812	1,937

Other comprehensive earnings (loss), net of taxes:
Foreign currency translation adjustments	(37)	—	—	(37)
Unrealized holding gains arising during the period	70	—	9	79
Recognition of previously unrealized gains on available-for-sale securities, net	(198)	—	(21)	(219)
Share of other comprehensive earnings of equity affiliates	7	—	—	7
Other	58	—	1	59
Reattribution of other comprehensive income between tracking stocks	(30)	—	30	—

Other comprehensive earnings	(130)	—	19	(111)

Comprehensive earnings	789	206	831	1,826
Less comprehensive earnings (losses) attributable to the noncontrolling interests	63	—	(3)	60

Comprehensive earnings attributable to Liberty Media Corporation stockholders	$726	206	834	1,766

STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS) INFORMATION

Year ended December 31, 2009

(unaudited)

	Attributed (note 1)
	Interactive Group	Starz Group	Capital Group	Consolidated Liberty
	amounts in millions
Revenue:
Net retail sales	$8,305	—	—	8,305
Communications and programming services	—	1,204	649	1,853

	8,305	1,204	649	10,158

Operating costs and expenses:
Cost of sales	5,332	—	—	5,332
Operating	752	685	486	1,923
Selling, general and administrative, including stock-based compensation (notes 1 and 5)	614	221	343	1,178
Depreciation and amortization	566	21	79	666
Impairment of long-lived assets	—	5	4	9

	7,264	932	912	9,108

Operating income (loss)	1,041	272	(263)	1,050
Other income (expense):
Interest expense	(496)	(2)	(130)	(628)
Dividend and interest income	8	2	115	125
Intergroup interest income (expense)	(16)	8	8	—
Share of losses of affiliates, net	(14)	(10)	(34)	(58)
Realized and unrealized gains (losses) on financial instruments, net	(121)	8	(42)	(155)
Gains on dispositions, net	42	27	215	284
Other than temporary declines in fair value of investments	—	—	(9)	(9)
Loss on early extinguishment of debt	(11)	—	—	(11)
Other, net	18	(6)	11	23

	(590)	27	134	(429)

Earnings (loss) before income taxes	451	299	(129)	621
Income tax benefit (expense) (note 6)	(154)	(86)	256	16

Net earnings (loss) from continuing operations	297	213	127	637
Earnings from discontinued operations, net of taxes	—	5,864	—	5,864

Net earnings	297	6,077	127	6,501
Less net earnings attributable to the noncontrolling interests	39	—	—	39

Net earnings attributable to Liberty Media Corporation stockholders	$258	6,077	127	6,462

Net earnings	$297	6,077	127	6,501

Other comprehensive earnings (loss), net of taxes:
Foreign currency translation adjustments	1	—	2	3
Unrealized holding gains arising during the period	187	—	43	230
Recognition of previously unrealized gains on available-for-sale securities, net	(26)	—	(1)	(27)
Share of other comprehensive loss of equity affiliates	(5)	—	—	(5)
Other	47	—	(4)	43
Other comprehensive earnings from discontinued operations	—	31	—	31

Other comprehensive earnings	204	31	40	275

Comprehensive earnings	501	6,108	167	6,776
Less comprehensive earnings attributable to the noncontrolling interests	32	—	—	32

Comprehensive earnings attributable to Liberty Media Corporation stockholders	$469	6,108	167	6,744

STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS) INFORMATION

Year ended December 31, 2008

(unaudited)

	Attributed (note 1)
	Interactive Group	Starz Group	Capital Group	Consolidated Liberty
	amounts in millions
Revenue:
Net retail sales	$8,079	—	—	8,079
Communications and programming services	—	1,124	614	1,738

	8,079	1,124	614	9,817

Operating costs and expenses:
Cost of sales	5,224	—	—	5,224
Operating	748	682	515	1,945
Selling, general and administrative, including stock-based compensation (notes 1 and 5)	584	167	398	1,149
Depreciation and amortization	561	26	101	688
Impairment of long-lived assets	56	1,262	251	1,569

	7,173	2,137	1,265	10,575

Operating income (loss)	906	(1,013)	(651)	(758)
Other income (expense):
Interest expense	(473)	(22)	(172)	(667)
Dividend and interest income	22	16	136	174
Share of losses of affiliates, net	(1,192)	(7)	(64)	(1,263)
Realized and unrealized gains (losses) on financial instruments, net	(240)	272	(292)	(260)
Gains (losses) on dispositions of assets, net	2	(3)	16	15
Other than temporary declines in fair value of investments	(440)	—	(1)	(441)
Gain on early extinguishment of debt	240	—	—	240
Other, net	(63)	(12)	4	(71)

	(2,144)	244	(373)	(2,273)

Loss from continuing operations before income taxes	(1,238)	(769)	(1,024)	(3,031)
Income tax benefit (expense) (note 6)	493	(191)	440	742

Loss from continuing operations	(745)	(960)	(584)	(2,289)
Earnings from discontinued operations, net of taxes	—	5,812	—	5,812

Net earnings (loss)	(745)	4,852	(584)	3,523
Less net earnings attributable to the noncontrolling interests	36	—	8	44

Net earnings (loss) attributable to Liberty Media Corporation stockholders	$(781)	4,852	(592)	3,479

Net earnings (loss)	$(745)	4,852	(584)	3,523

Other comprehensive earnings (loss), net of taxes:
Foreign currency translation adjustments	(10)	—	(9)	(19)
Unrealized holding losses arising during the period	(498)	—	(2)	(500)
Recognition of previously unrealized losses on available-for-sale securities, net	272	—	1	273
Share of other comprehensive loss of equity affiliates	(10)	—	—	(10)
Other	(60)	—	(2)	(62)
Other comprehensive loss from discontinued operations	—	(2,618)	—	(2,618)

Other comprehensive loss	(306)	(2,618)	(12)	(2,936)

Comprehensive earnings (loss)	(1,051)	2,234	(596)	587
Less comprehensive earnings attributable to the noncontrolling interests	63	—	8	71

Comprehensive earnings (loss) attributable to Liberty Media Corporation stockholders	$(1,114)	2,234	(604)	516

STATEMENT OF CASH FLOWS INFORMATION

Year ended December 31, 2010

(unaudited)

	Attributed (note 1)
	Interactive Group	Starz Group	Capital Group	Consolidated Liberty
	amounts in millions
Cash flows from operating activities:
Net earnings	$919	206	812	1,937
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	571	18	72	661
Impairment of long-lived assets	—	4	—	4
Stock-based compensation	67	52	31	150
Cash payments for stock based compensation	(20)	(196)	(8)	(224)
Noncash interest expense	90	—	—	90
Share of losses (earnings) of affiliates, net	(114)	—	64	(50)
Realized and unrealized losses (gains) on financial instruments, net	28	2	(262)	(232)
Losses (gains) on disposition of assets, net	(533)	2	(38)	(569)
Return on investments	19	—	2	21
Deferred income tax expense (benefit)	(38)	64	(846)	(820)
Other noncash charges, net	24	40	147	211
Intergroup tax allocation	112	54	(166)	—
Intergroup tax payments	(162)	20	142	—
Changes in operating assets and liabilities, net of the effects of acquisitions and dispositions:
Current and other assets	247	16	(54)	209
Payables and other current liabilities	46	(169)	112	(11)

Net cash provided by operating activities	1,256	113	8	1,377

Cash flows from investing activities:
Cash proceeds from dispositions	459	30	41	530
Proceeds (payments) on settlement of financial instruments	(28)	—	751	723
Cash paid for acquisitions, net of cash acquired	(33)	—	—	(33)
Cash received in exchange transaction	218	—	—	218
Investments in and loans to cost and equity investees	(1)	—	(405)	(406)
Repayment of loan by equity investee	—	—	200	200
Capital expended for property and equipment	(258)	(7)	(9)	(274)
Net purchases of short term and other marketable securities	—	(243)	(299)	(542)
Reattribution of cash between tracking stocks	807	36	(843)	—
Net decrease (increase) in restricted cash	2	(27)	(12)	(37)
Other investing activities, net	(15)	—	(13)	(28)

Net cash provided (used) by investing activities	1,151	(211)	(589)	351

Cash flows from financing activities:
Borrowings of debt	2,974	36	96	3,106
Repayments of debt	(4,791)	(32)	(1,015)	(5,838)
Repurchases of Liberty common stock	—	(40)	(714)	(754)
Settlement of financial instruments	(47)	(3)	(13)	(63)
Premium proceeds from financial instruments	47	—	114	161
Repayment of intergroup loan	(316)	158	158	—
Distributuion to noncontrolling interests, net	(66)	—	—	(66)
Other financing activities, net	(17)	63	10	56

Net cash provided (used) by financing activities	(2,216)	182	(1,364)	(3,398)

Effect of foreign currency rates on cash	14	—	—	14

Net increase (decrease) in cash and cash equivalents	205	84	(1,945)	(1,656)
Cash and cash equivalents at beginning of year	884	794	3,157	4,835

Cash and cash equivalents at end year	$1,089	878	1,212	3,179

STATEMENT OF CASH FLOWS INFORMATION

Year ended December 31, 2009

(unaudited)

	Attributed (note 1)
	Interactive Group	Starz Group	Capital Group	Consolidated Liberty
	amounts in millions
Cash flows from operating activities:
Net earnings	$297	6,077	127	6,501
Adjustments to reconcile net earnings to net cash provided by operating activities:
Earnings from discontinued operations	—	(5,864)	—	(5,864)
Depreciation and amortization	566	21	79	666
Impairment of long-lived assets	—	5	4	9
Stock-based compensation	47	76	5	128
Cash payments for stock based compensation	(9)	(2)	—	(11)
Noncash interest expense	97	—	—	97
Share of losses of affiliates, net	14	10	34	58
Realized and unrealized losses (gains) on financial instruments, net	121	(8)	42	155
Gains on disposition of assets, net	(42)	(27)	(215)	(284)
Other than temporary declines in fair value of investments	—	—	9	9
Deferred income tax expense (benefit)	(203)	(8)	53	(158)
Other noncash charges (credits), net	(6)	21	60	75
Intergroup tax allocation	224	97	(321)	—
Intergroup tax payments	(168)	(96)	264	—
Other intergroup cash transfers, net	2	(10)	8	—
Changes in operating assets and liabilities, net of the effects of acquisitions and dispositions:
Current and other assets	5	(15)	29	19
Payables and other current liabilities	142	(21)	(74)	47

Net cash provided by operating activities	1,087	256	104	1,447

Cash flows from investing activities:
Cash proceeds from dispositions	306	—	251	557
Proceeds from settlement of financial instruments	7	21	1,346	1,374
Cash paid for acquisitions, net of cash acquired	(2)	(1)	(1)	(4)
Investments in and loans to cost and equity investees	(24)	—	(726)	(750)
Repayment of loan by equity investee	—	—	634	634
Capital expended for property and equipment	(208)	(10)	(46)	(264)
Net decrease (increase) in restricted cash	(12)	—	66	54
Other investing activities, net	(19)	—	72	53

Net cash provided by investing activities	48	10	1,596	1,654

Cash flows from financing activities:
Borrowings of debt	1,277	—	2,061	3,338
Intergroup debt borrowings	510	(255)	(255)	—
Repayments of debt	(2,538)	(3)	(2,141)	(4,682)
Repurchases of Liberty common stock	—	(13)	(5)	(18)
Settlement of financial instruments	(177)	—	28	(149)
Premium proceeds from financial instruments	177	—	155	332
Repayment of intergroup loan	(194)	97	97	—
Distribution to noncontrolling interests, net	(57)	—	—	(57)
Other financing activities, net	(64)	99	21	56

Net cash used by financing activities	(1,066)	(75)	(39)	(1,180)

Effect of foreign currency rates on cash	(17)	(8)	—	(25)

Net cash provided to discontinued operations:
Cash used by operating activities	—	(5)	—	(5)
Cash used by investing activities	—	(15)	—	(15)
Cash provided by financing activities	—	—	—	—
Change in available cash held by discontinued operations	—	(101)	—	(101)

Net cash provided to discontinued operations	—	(121)	—	(121)

Net increase in cash and cash equivalents	52	62	1,661	1,775
Cash and cash equivalents at beginning of year	832	732	1,496	3,060

Cash and cash equivalents at end year	$884	794	3,157	4,835

STATEMENT OF CASH FLOWS INFORMATION

Year ended December 31, 2008

(unaudited)

	Attributed (note 1)
	Interactive Group	Starz Group	Capital Group	Consolidated Liberty
	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$(745)	4,852	(584)	3,523
Adjustments to reconcile net earnings (loss) to net cash provided (used) by operating activities:
Earnings from discontinued operations	—	(5,812)	—	(5,812)
Depreciation and amortization	561	26	101	688
Impairment of long-lived assets	56	1,262	251	1,569
Stock-based compensation	32	15	2	49
Cash payments for stock-based compensation	(9)	(14)	(1)	(24)
Noncash interest expense	7	—	1	8
Share of losses of affiliates, net	1,192	7	64	1,263
Realized and unrealized losses (gains) on financial instruments, net	240	(272)	292	260
Losses (gains) on dispositions of assets, net	(2)	3	(16)	(15)
Other than temporary declines in fair value of investments	440	—	1	441
Deferred income tax expense (benefit)	(828)	131	(300)	(997)
Other noncash charges (credits), net	(178)	—	98	(80)
Intergroup tax allocation	239	59	(298)	—
Intergroup tax payments	(190)	(79)	269	—
Other intergroup cash transfers, net	(68)	9	59	—
Changes in operating assets and liabilities, net of the effects of acquisitions:
Current and other assets	(74)	60	(129)	(143)
Payables and other current liabilities	(165)	(23)	100	(88)

Net cash provided (used) by operating activities	508	224	(90)	642

Cash flows from investing activities:
Cash proceeds from dispositions	18	—	17	35
Proceeds from settlement of financial instruments	—	—	33	33
Cash paid for acquisitions, net of cash acquired	(69)	(7)	(1)	(77)
Investment in and loans to cost and equity investees	(340)	(19)	(232)	(591)
Capital expended for property and equipment	(166)	(7)	(29)	(202)
Net decrease in restricted cash	—	—	383	383
Other investing activities, net	16	(11)	(88)	(83)

Net cash provided (used) by investing activities	(541)	(44)	83	(502)

Cash flows from financing activities:
Borrowings of debt	1,483	—	1,548	3,031
Repayments of debt	(1,437)	(3)	(1,323)	(2,763)
Repurchases of Liberty common stock	(75)	—	(462)	(537)
Settlement of financial instruments	(56)	(13)	(277)	(346)
Intergroup cash transfers, net	—	450	(450)	—
Reattribution of cash	380	(380)	—	—
Distribution of noncontrolling interests, net	(17)	—	—	(17)
Other financing activities, net	—	15	(8)	7

Net cash provided (used) by financing activities	278	69	(972)	(625)

Effect of foreign currency rates on cash	30	—	(13)	17

Net cash provided by discontinued operations:
Cash provided by operating activities	—	2	—	2
Cash used by investing activities	—	(1,464)	—	(1,464)
Cash provided by financing activities	—	1,930	—	1,930
Change in available cash held by discontinued operations	—	(68)	—	(68)

Net cash provided by discontinued operations	—	400	—	400

Net increase (decrease) in cash and cash equivalents	275	649	(992)	(68)
Cash and cash equivalents at beginning of year	557	83	2,488	3,128

Cash and cash equivalents at end of year	$832	732	1,496	3,060

\

Notes to Attributed Financial Information

(unaudited)

(1)
The assets attributed to our Interactive Group as of December 31, 2010 include our consolidated subsidiaries QVC, Inc., Provide Commerce, Inc., Backcountry.com, Inc., Bodybuilding.com, LLC and Celebrate Interactive Holdings, Inc., and our interests in Expedia, Inc., HSN, Inc., Interval Leisure Group, Inc. and Tree.com, Inc. Accordingly, the accompanying attributed financial information for the Interactive Group includes the foregoing investments, as well as the assets, liabilities, revenue, expenses and cash flows of QVC, Provide, Backcountry, Bodybuilding and Celebrate. We have also attributed certain of our debt obligations (and related interest expense) to the Interactive Group based upon a number of factors, including the cash flow available to the Interactive Group and its ability to pay debt service and our assessment of the optimal capitalization for the Interactive Group. The specific debt obligations attributed to each of the Interactive Group, the Starz Group and the Capital Group are described in note 4 below. In addition, we have allocated certain corporate general and administrative expenses among the Interactive Group, the Starz Group and the Capital Group as described in note 5 below.

  The Interactive Group focuses on video and on-line commerce businesses. Accordingly, we expect that businesses that we may acquire in the future that we believe are complementary to this strategy will also be attributed to the Interactive Group.

  The Starz Group consists primarily of our subsidiary Starz, LLC, and approximately $878 million (as of December 31, 2010) of cash, including subsidiary cash. In addition, as of September 30, 2010 Starz Media, LLC ("Starz Media") is attributed to the Starz Group. Accordingly, the accompanying attributed financial information for the Starz Group includes the assets, liabilities, revenue, expenses and cash flows of Starz Entertainment and Starz Media as of September 30, 2010.

  The Starz Group focuses primarily on programming businesses. Accordingly, we expect that businesses that we may acquire in the future that we believe are complementary to Starz will also be attributed to the Starz Group.

  The Capital Group consists of all of our businesses not included in the Interactive Group or the Starz Group, including our consolidated subsidiaries Starz Media, LLC through September 30, 2010, Atlanta National League Baseball Club, Inc. and TruePosition, Inc., and certain cost and equity investments. Accordingly, the accompanying attributed financial information for the Capital Group includes these investments and the assets, liabilities, revenue, expenses and cash flows of these consolidated subsidiaries. In addition, we have attributed to the Capital Group all of our notes and debentures (and related interest expense) that have not been attributed to the Interactive Group or the Starz Group. See note 4 below for the debt obligations attributed to the Capital Group.

  Any businesses that we may acquire in the future that we do not attribute to the Interactive Group or the Starz Group will be attributed to the Capital Group.

  While we believe the allocation methodology described above is reasonable and fair to each group, we may elect to change the allocation methodology in the future. In the event we elect to transfer assets or businesses from one group to the other, such transfer would be made on a fair value basis and would be accounted for as a short-term loan unless our board of directors determines to account for it as a long-term loan or through an inter-group interest.

Notes to Attributed Financial Information

(unaudited)

  On February 25, 2010, Liberty announced that its board of directors had resolved to effect the following changes in attribution between the Capital Group and the Interactive Group, effective immediately (the "February Reattribution"):

  •
  the change in attribution from the Interactive Group to the Capital Group of Liberty's 14.6% ownership interest in Live Nation Entertainment, Inc.;

  •
  the change in attribution from the Capital Group to the Interactive Group of the following debt securities:

  •
  $469 million in principal amount of 4% Exchangeable Senior Debentures due 2029 (the "2029 Exchangeables");

  •
  $460 million in principal amount of 3.75% Exchangeable Senior Debentures due 2030 (the "2030 Exchangeables"); and

  •
  $492 million in principal amount of 3.5% Exchangeable Senior Debentures due 2031 (the "2031 Exchangeables", and together with the 2029 Exchangeables and the 2030 Exchangeables, the "Exchangeable Notes");

  •
  the change in attribution from the Capital Group to the Interactive Group of approximately $830 million in net taxable income to be recognized ratably in tax years 2014 through 2018 as a result of the cancellation in April 2009 of $400 million in principal amount of 2029 Exchangeables and $350 million in principal amount of 2030 Exchangeables; and

  •
  the change in attribution from the Capital Group to the Interactive Group of $807 million in cash.

  The Liberty Media board determined that the February Reattribution would enable the Liberty Interactive Group to obtain long-term debt financing on better terms than would have been available to it in the capital markets at that time and improve the liquidity of the Liberty Interactive Group. In addition, the Liberty Interactive Group's generation of meaningful taxable income would better position it to utilize more directly and efficiently the tax benefits associated with the Exchangeable Notes. Previously, the Liberty Interactive Group was using these tax benefits, which were then attributed to the Liberty Capital Group, and compensating the Liberty Capital Group for such use. Lastly, the Liberty Media board believed that Liberty Media's equity interests in Live Nation Entertainment should be reattributed to the Liberty Capital Group in order to position it to take advantage of potential synergies associated with the Liberty Capital Group's then recent acquisition of its interests in Sirius XM Radio.

  In establishing the terms of the February Reattribution, the Liberty Media board reviewed, among other things, (i) a range of estimated values for the Exchangeable Notes (between $482 million and $526 million), which took into account the trading prices of the Exchangeable Notes and their unique tax attributes, among other things, and (ii) the estimated value of Liberty Media's equity interests in Live Nation Entertainment (approximately $298 million), which was based on the $12 per share at which Liberty Media publicly tendered for additional shares of Live Nation during February 2010. Consistent with Liberty Media's Management and Allocation Policies, the Liberty Media board determined that the exchange of assets and liabilities between the two groups in the February Reattribution was completed on a fair value basis.

  Liberty has accounted for the February Reattribution prospectively. This change in attribution had no effect on the balance sheet and results of operations attributed to the Starz Group.

Notes to Attributed Financial Information

(unaudited)

  The February Reattribution between the groups resulted in the following impact to attributed net assets:

	Interactive Group increase (decrease)	Capital Group increase (decrease)
	amounts in millions
Assets:
Cash	$807	(807)
Investment in available-for-sale securities	(307)	307

Net increase (decrease) to assets	500	(500)
Liabilities (including accumulated other comprehensive earnings:
Exchangeable senior debentures (including accrued interest)	767	(767)
Deferred tax liabilities	1,048	(1,048)
Accumulated other comprehensive earnings	(30)	30

Net increase (decrease) to liabilities	1,785	(1,785)
Impact to attributed net assets	$(1,285)	1,285

  The assets and liabilities were reattributed at their book values versus the estimated fair values of those assets and liabilities that were considered by our board of directors, among other factors, in approving the reattribution. As a result, on a book value basis there is a transfer of net assets between the tracking stocks of $1,285 million. The principal reasons for the difference between fair value and book value is (i) the deferred tax liabilities under GAAP are required to be carried at the gross undiscounted basis difference multiplied by the company's effective tax rate whereas on a fair value basis, these future tax liabilities are not expected to be incurred for many years and therefore their present discounted value is substantially less, and (ii) the senior exchangeables are expected to continue to generate interest deductions for tax purposes in excess of the annual cash coupon over their remaining life, the present value of which is not reflected in the book values of the reattributed assets and liabilities.

  On September 16, 2010, Liberty Media's board of directors approved a change in attribution of Liberty Media's interest in Starz Media, LLC along with $15 million in cash from its Capital Group to its Starz Group, effective September 30, 2010 (the "Starz Media Reattribution"). As a result of the Starz Media Reattribution, an intergroup payable of approximately $54.9 million owed by Liberty Media's Capital Group to its Starz Group has been extinguished, and its Starz Group has become attributed with approximately $53.7 million in bank debt, interest rate swaps, and any shutdown costs associated with the winding down of the Overture Films business. Notwithstanding the Starz Media Reattribution, the board determined that certain tax benefits relating to the operation of the Starz Media, LLC business by Liberty Media's Capital Group that may be realized from any future sale or other disposition of that business by Liberty Media's Starz Group will remain attributed to its Capital Group.

  The Starz Media Reattribution enabled the Liberty Starz Group to acquire the complementary Starz Media business. Starz Entertainment had been engaging in mutually beneficial content distribution and programming arrangements with Starz Media, and it was inefficient for these arrangements to be treated as inter-group transactions. Accordingly, the Liberty Media board

Notes to Attributed Financial Information

(unaudited)

  reattributed Starz Media, and its related debt, from the Liberty Capital Group to the Liberty Starz Group. This also enabled the Liberty Capital Group to repay indebtedness it owed to the Liberty Starz Group without using any of its cash reserves.

  In establishing the terms of the Starz Reattribution, the Liberty Media board considered, among other things, (i) a range of estimated values for the Starz Media assets (between $95 million and $122 million), (ii) the $53.7 million in Starz Media liabilities to be assumed and (iii) the $54.9 million payable owed by the Liberty Capital Group to the Liberty Starz Group. Consistent with Liberty Media's Management and Allocation Policies, the Liberty Media board determined that the exchange of assets and liabilities between the two groups in the Starz Reattribution was completed on a fair value basis.

  Liberty has accounted for the Starz Media Reattribution prospectively. This change in attribution has no impact on the balance sheet and results of operations attributed to the Interactive Group.

  The assets and liabilities were attributed at their book values versus the estimated fair values of those assets and liabilities that were considered by our board of directors, among other factors, in approving the reattribution. As a result, on a book value basis there is a transfer of net assets between the tracking stock groups of $54 million from the Capital Group to the Starz Group.

  During the second quarter of 2009, each of the Starz Group and the Capital Group made intergroup loans to the Interactive Group in the amount of $250 million. Such loans (i) are secured by various public stocks attributed to the Interactive Group, (ii) accrue interest quarterly at the rate of LIBOR plus 500 basis points and (iii) are due June 16, 2010. In the first quarter of 2010, the Interactive Group repaid the remaining balance of the intergroup loans by making payments of $158 million to each of the Starz Group and the Capital Group.

  During the second quarter of 2010, Liberty announced that its board of directors had authorized its management to proceed with a plan to separate its Liberty Capital and Liberty Starz tracking stock groups from its Liberty Interactive tracking stock group.

  The proposed split-off will be effected by the redemption of all the outstanding shares of Liberty Capital tracking stock and Liberty Starz tracking stock in exchange for shares in a newly formed company ("Splitco"). Splitco will hold all the assets and be subject to all the liabilities currently attributed to the Liberty Capital and Liberty Starz tracking stock groups, other than approximately $264 million of cash, exchangeable debt in the principal amount of $1.1 billion and the stock into which such debt is exchangeable which were reattributed from Liberty Capital to Liberty Starz in February of 2011. Consistent with the treatment of other reattributions, this change in attribution will be on a prospective basis and is not reflected in the unaudited attributed financial information as of December 31, 2010. The common stock of Splitco will be divided into two tracking stock groups, one tracking assets that are currently attributed to the Liberty Capital group ("Splitco Capital") and the other tracking assets that are currently attributed to the Liberty Starz group ("Splitco Starz"). In the redemption, holders of Liberty Capital tracking stock will receive shares of Splitco Capital tracking stock and holders of Liberty Starz tracking stock will receive shares of Splitco Starz tracking stock. After the redemption, Splitco and Liberty will be separate public companies.

  The proposed split-off is intended to be tax-free to stockholders of Liberty and its completion will be subject to various conditions including the receipt of IRS private letter rulings, the opinions of tax counsel and required governmental approvals. The redemption that is necessary to effect the proposed split-off will require the affirmative vote of (i) a majority of the voting power of the

Notes to Attributed Financial Information

(unaudited)

  outstanding shares of Liberty Capital tracking stock and (ii) a majority of the voting power of the outstanding shares of Liberty Starz tracking stock, in each case, present and voting at a meeting called to consider the redemption. On August 6, 2010, Liberty announced that it had filed suit in the Delaware Court of Chancery against the trustee under the indenture governing the public indebtedness issued by the Company's subsidiary, Liberty Media LLC. The lawsuit was filed in response to allegations made by a law firm purporting to represent a holder with a large position in this public indebtedness. The lawsuit seeks a declaratory judgment by the court that the proposed split-off will not constitute a disposition of "all or substantially all" of the assets of Liberty Media LLC, as those terms are used in the indenture, as well as related injunctive relief. Resolution of the subject matter of this lawsuit is a condition to Liberty completing the proposed split-off. Subject to the satisfaction of the conditions described above, Liberty intends to complete the proposed split-off in the first half of 2011.

(2)
Investments in AFS securities, which are recorded at their respective fair market values, and other cost investments are summarized as follows:

	December 31,
	2010	2009
	amounts in millions
Capital Group
Time Warner Inc.(a)	$1,101	997
Time Warner Cable Inc.(a)	567	356
Sprint Nextel Corporation(a)	301	260
Motorola, Inc.(a)	471	403
Live Nation(b)	389	—
Viacom, Inc.	301	226
CenturyTel, Inc./Embarq Corporation(a)	248	195
Other available-for-sale equity securities(a)	308	220
SIRIUS XM debt securities(c)	384	300
Other available-for-sale debt securities	404	376
Other cost investments and related receivables	9	22

Total attributed Capital Group	4,483	3,355

Interactive Group
IAC/InterActiveCorp(d)	—	492
Other(e)	1	242

Total attributed Interactive Group	1	734

Starz Group
Other	67	31

Total attributed Starz Group	67	31

Consolidated Liberty	$4,551	4,120

(a)
Includes shares pledged as collateral for share borrowing arrangements.

(b)
On January 25, 2010, Live Nation and Ticketmaster Entertainment, Inc. ("Ticketmaster") completed a merger transaction. Liberty owned approximately 29% of the outstanding common stock of Ticketmaster and received 1.474 shares of Live Nation for each share of

Notes to Attributed Financial Information

(unaudited)

  Ticketmaster. As a result of the merger Liberty's ownership interest was approximately 15% in the combined entity and accounts for the new investment as an AFS security. Liberty recorded the transaction at fair value and recorded a $178 million gain. At the time of the merger the investment was attributed to the Interactive Group. As a result of the February Reattribution the Live Nation investment is attributed to the Capital Group. Additionally, during the year ended December 31, 2010 Liberty acquired an approximate 3% additional interest in Live Nation. Subsequent to December 31, 2010 Liberty acquired an additional 1% interest and agreed to purchase an additional 5.5 million in shares for $57.7 million subject to Live Nation shareholder approval and other customary closing conditions.

(c)
During the first quarter of 2010, Liberty purchased an additional $150 million of SIRIUS XM 8.75% debt securities due April 15, 2015 at par. During the second quarter of 2010 SIRIUS XM repurchased and retired certain public bonds of which Liberty owned approximately $55 million of the principal amounts. During the fourth quarter SIRIUS XM repurchased and retired additional outstanding public bonds of which Liberty owned approximately $87 million in principal. Additionally, Liberty purchased $50 million of SIRIUS XM 7.625% debt securities due November 1, 2018 at par.

(d)
During the year ended December 31, 2010, Liberty sold approximately 3.7 million shares of IAC in the open market for cash proceeds of approximately $77 million. Liberty also physically settled a derivative by delivering 7.5 million shares of IAC for proceeds of $153 million. The combined gain on the disposition of IAC shares recorded in gains (losses) on dispositions, net was $53 million. Additionally, Liberty exchanged its remaining ownership interest in IAC for a subsidiary of IAC that owns Evite and Gifts.com along with $218 million in cash. The exchange resulted in the recognition of $165 million of gain on disposition.

(e)
During the year ended December 31, 2010, QVC sold its investment in GSI Commerce for aggregate cash proceeds of $220 million. QVC recognized a $105 million gain on the sale.
(3)
The following table presents information regarding certain equity method investments attributed to each of the Interactive Group and the Capital Group:

				Share of earnings (losses) years ended December 31,
	December 31, 2010
	Percentage ownership	Carrying value	Market value
				2010	2009	2008
	dollar amounts in millions
Interactive Group
Expedia(a)	25%	$710	1,737	103	72	(726)
Capital Group
Sirius(b)	40%	$5	4,266	(41)	(28)	—

(a)
Our share of losses of Expedia for the year ended December 31, 2008 includes the write off of our excess basis in the amount of $119 million.

(b)
When Liberty applied its initial equity method accounting on the SIRIUS XM investment, Liberty's basis in the investment was different than the underlying equity in the net assets

Notes to Attributed Financial Information

(unaudited)

  of SIRIUS XM. As a result, Liberty established an excess basis account and allocated the differences to certain fair value adjustments to the outstanding debt (at the time of our initial investment) and certain intangible assets. Even though SIRIUS XM had net income during the current year the amortization of the excess basis resulted in Liberty recording share of losses. In the third quarter of 2010 these share of losses were accelerated as SIRIUS XM refinanced certain debt which had an associated discount recorded in Liberty's excess basis account. As SIRIUS XM repays certain debt issuances where Liberty has established debt discounts, the extinguishment typically results in a loss on the retirement of Liberty's excess basis account. As of December 31, 2010, the Sirius Preferred Stock had a market value of $4,266 million based on the value of the common stock into which it is convertible.

(4)
Debt attributed to the Interactive Group, the Capital Group and the Starz Group is comprised of the following:

	December 31, 2010
	Outstanding principal	Carrying value
	amounts in millions
Interactive Group
5.7% Senior Notes due 2013	$324	323
8.5% Senior Debentures due 2029	287	284
8.25% Senior Debentures due 2030	504	501
4% Exchangeable Senior Debentures due 2029	469	265
3.75% Exchangeable Senior Debentures due 2030	460	253
3.25% Exchangeable Senior Debentures due 2031	541	376
3.5% Exchangeable Senior Debentures due 2031	490	329
QVC 7.125% Senior Secured Notes due 2017	500	500
QVC 7.5% Senior Secured Notes due 2019	1,000	985
QVC 7.375% Senior Secured Notes due 2020	500	500
QVC bank credit facilities	785	785
Other debt	79	79

Total Interactive Group debt	5,939	5,180

Capital Group
3.125% Exchangeable Senior Debentures due 2023	1,138	1,283
Liberty bank facility	750	750

Total Capital Group debt	1,888	2,033

Starz Group
Subsidiary debt	105	105

Total debt	$7,932	7,318

Notes to Attributed Financial Information

(unaudited)

(5)
Cash compensation expense for our corporate employees has been allocated among the Interactive Group, the Starz Group and the Capital Group based on the estimated percentage of time spent providing services for each group. Stock-based compensation expense for our corporate employees has been allocated among the Interactive Group, the Starz Group and the Capital Group based on the compensation derived from the equity awards for the respective tracking stock. Other general and administrative expenses are charged directly to the groups whenever possible and are otherwise allocated based on estimated usage or some other reasonably determined methodology. Amounts allocated from the Capital Group to the Interactive Group and the Starz Group, including stock-based compensation, are as follows:

	Years ended December 31,
	2010	2009	2008
	amounts in millions
Interactive Group	$61	26	19
Starz Group	$21	46	11

  While we believe that this allocation method is reasonable and fair to each group, we may elect to change the allocation methodology or percentages used to allocate general and administrative expenses in the future.

(6)
We have accounted for income taxes for the Interactive Group, the Starz Group and the Capital Group in the accompanying attributed financial information in a manner similar to a stand-alone company basis. To the extent this methodology differs from our tax sharing policy, differences have been reflected in the attributed net assets of the groups.

Interactive Group

        The Interactive Group's income tax benefit (expense) consists of:

	Years ended December 31,
	2010	2009	2008
	amounts in millions
Current:
Federal	$(112)	(223)	(220)
State and local	6	(49)	(19)
Foreign	(111)	(85)	(96)

	(217)	(357)	(335)

Deferred:
Federal	8	173	708
State and local	16	27	110
Foreign	14	3	10

	38	203	828

Income tax benefit (expense)	$(179)	(154)	493

Notes to Attributed Financial Information

(unaudited)

  The Interactive Group's income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 35% as a result of the following:

	Years ended December 31,
	2010	2009	2008
	amounts in millions
Computed expected tax benefit (expense)	$(385)	(158)	433
Nontaxable exchange of investments for a subsidiary	112	—	—
State and local income taxes, net of federal income taxes	14	(20)	57
Foreign taxes, net of foreign tax credits	48	(4)	28
Change in valuation allowance affecting tax expense	—	—	15
Nontaxable gains (losses) related to the company's common stock	27	20	(57)
Recognition of tax benefits (expense) not previously recognized, net	—	—	19
Other, net	5	8	(2)

Income tax benefit (expense)	$(179)	(154)	493

  The tax effects of temporary differences that give rise to significant portions of the Interactive Group's deferred tax assets and deferred tax liabilities are presented below:

	December 31,
	2010	2009
	amounts in millions
Deferred tax assets:
Net operating and capital loss carryforwards	$40	36
Accrued stock compensation	33	17
Other accrued liabilities	154	169
Deferred revenue	9	16
Investments	47	124
Other future deductible amounts	105	90

Deferred tax assets	388	452
Valuation allowance	(1)	(1)

Net deferred tax assets	387	451

Deferred tax liabilities:
Intangible assets	1,718	1,881
Discount on exchangeable debentures	995	225
Deferred tax gain on debt retirements	313	—
Other	95	89

Deferred tax liabilities	3,121	2,195

Net deferred tax liabilities	$2,734	1,744

Notes to Attributed Financial Information

(unaudited)

Starz Group

        The Starz Group's income tax benefit (expense) consists of:

	Years ended December 31,
	2010	2009	2008
	amounts in millions
Current:
Federal	$(53)	(83)	(50)
State and local	(1)	(9)	(9)
Foreign	(3)	(2)	(1)

	(57)	(94)	(60)

Deferred:
Federal	(56)	4	(116)
State and local	(8)	4	(15)
Foreign	—	—	—

	(64)	8	(131)

Income tax expense	$(121)	(86)	(191)

  The Starz Group's income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 35% as a result of the following:

	Years ended December 31,
	2010	2009	2008
	amounts in millions
Computed expected tax benefit (expense)	$(114)	(104)	270
State and local income taxes, net of federal income taxes	(6)	(4)	(16)
Change in valuation allowance affecting tax expense	1	3	(17)
Impairment of goodwill not deductible for tax purposes	—	—	(442)
Excess tax deductions over book expense	—	19	—
Other, net	(2)	—	14

Income tax expense	$(121)	(86)	(191)

Notes to Attributed Financial Information

(unaudited)

  The tax effects of temporary differences that give rise to significant portions of the Starz Group's deferred tax assets and deferred tax liabilities are presented below:

	December 31,
	2010	2009
	amounts in millions
Deferred tax assets:
Net operating and capital loss carryforwards	$4	3
Accrued stock compensation	23	87
Intangible assets	14	7
Other	7	8

Deferred tax assets	48	105
Valuation allowance	(4)	(5)

Net deferred tax assets	44	100

Deferred tax liabilities:
Other	45	18

Deferred tax liabilities	45	18

Net deferred tax liabilities (asset)	$1	(82)

Capital Group

        The Capital Group's income tax benefit (expense) consists of:

	Years ended December 31,
	2010	2009	2008
	amounts in millions
Current:
Federal	$(158)	287	128
State and local	(7)	22	9
Foreign	(2)	—	3

	(167)	309	140

Deferred:
Federal	777	(69)	266
State and local	69	16	34
Foreign	—	—	—

	846	(53)	300

Income tax benefit	$679	256	440

Notes to Attributed Financial Information

(unaudited)

  The Capital Group's income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 35% as a result of the following:

	Years ended December 31,
	2010	2009	2008
	amounts in millions
Computed expected tax benefit (expense)	$(46)	45	359
State and local income taxes, net of federal income taxes	40	20	28
Change in valuation allowance affecting tax expense	6	6	(3)
Disposition of consolidated subsidiaries	462	—	—
Settlements with taxing authorities	211	—	—
Recognition of tax benefits not previously recognized, net	5	201	56
Expenses not deductible for income tax purposes	(6)	(12)	—
Other, net	7	(4)	—

Income tax benefit	$679	256	440

  The tax effects of temporary differences that give rise to significant portions of the Capital Group's deferred tax assets and deferred tax liabilities are presented below:

	December 31,
	2010	2009
	amounts in millions
Deferred tax assets:
Net operating and capital loss carryforwards	$586	135
Accrued liabilities	58	66
Discount on exchangeable debentures	48	—
Deferred revenue	408	403
Other	61	62

Deferred tax assets	1,161	666
Valuation allowance	(5)	(11)

Net deferred tax assets	1,156	655

Deferred tax liabilities:
Investments	1,340	1,660
Intangible assets	120	147
Discount on exchangeable debentures	—	738
Deferred gain on debt retirements	8	316
Other	28	54

Deferred tax liabilities	1,496	2,915

Net deferred tax liabilities	$340	2,260

(7)
The Liberty Interactive Stock, the Liberty Starz Stock and the Liberty Capital Stock have voting and conversion rights under our restated charter. Following is a summary of those rights. Holders of Series A common stock of each group are entitled to one vote per share, and holders of Series B common stock of each group are entitled to ten votes per share. Holders of Series C common stock of each group, if issued, will be entitled to 1/100th of a vote per share in certain

Notes to Attributed Financial Information

(unaudited)

  limited cases and will otherwise not be entitled to vote. In general, holders of Series A and Series B common stock vote as a single class. In certain limited circumstances, the board may elect to seek the approval of the holders of only Series A and Series B Liberty Interactive Stock, the approval of the holders of only Series A and Series B Liberty Starz Stock or the approval of the holders of only Series A and Series B Liberty Capital Stock.

  At the option of the holder, each share of Series B common stock will be convertible into one share of Series A common stock of the same group. At the discretion of our board, the common stock related to one group may be converted into common stock of the same series that is related to one of our other groups.

QuickLinks

  Exhibit 99.1
Unaudited Attributed Financial Information for Tracking Stock Groups
SUMMARY ATTRIBUTED FINANCIAL DATA
SUMMARY ATTRIBUTED FINANCIAL DATA
SUMMARY ATTRIBUTED FINANCIAL DATA
BALANCE SHEET INFORMATION December 31, 2010 (unaudited)
BALANCE SHEET INFORMATION December 31, 2009 (unaudited)
STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS) INFORMATION Year ended December 31, 2010 (unaudited)
STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS) INFORMATION Year ended December 31, 2009 (unaudited)
STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS) INFORMATION Year ended December 31, 2008 (unaudited)
STATEMENT OF CASH FLOWS INFORMATION Year ended December 31, 2010 (unaudited)
STATEMENT OF CASH FLOWS INFORMATION Year ended December 31, 2009 (unaudited)
STATEMENT OF CASH FLOWS INFORMATION Year ended December 31, 2008 (unaudited)
Notes to Attributed Financial Information (unaudited)